SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, August 15, 2022 - Nu Holdings Ltd. (NYSE: NU | B3: NUBR33), (“Nu” or the “Company”), one of the world’s largest digital banking platforms, announced today a new management operating model. Under the leadership of David Vélez, Founder and CEO of the Company, Nu will redesign its management team structure to support the implementation of an organizational system that will amplify customer centricity, product scalability and platform efficiency.

“Since our founding in 2013, we have gone from being a credit card mono-liner in Brazil to being a multi-product, multi-geo financial services platform. This growth creates significant organizational challenges, and the time is ripe for us to shift gears internally and organize ourselves for the next decade of growth ,” said David Vélez.

At the helm of the organization, David Vélez will steer and maintain oversight of the Company’s operational management, leadership team, company culture and reputation. Additionally, David will prioritize long term strategy, including product development, market expansion, and M&A. To support this priority, Nu is creating a Chief Corporate Development Officer role, reporting directly to David. In order to implement this overarching vision for the new operating model, the management team will take on the following scopes:

●	Youssef Lahrech, Chief Operating Officer, will also take a new position as President of Nu, reporting directly to David. For almost three years, Youssef has played a fundamental role in Nu’s credit underwriting strategies, product portfolio roadmap and internationalization execution. As President and Chief Operating Officer, he will now directly manage operations, budget and key metric performance for global products, global platforms, market operations, and corporate functions.

“With over 20 years of experience in the financial industry, Youssef has played a fundamental role in Nubank’s recent growth and consolidation, managing our credit strategies and internationalization. I’m excited to extend this new position to Youssef and continue to partner with him to broaden our reach, leverage our strengths and drive even more ambitious results for all of our stakeholders”, said David Vélez.

Under Youssef Lahrech, the management team will be structured in the following way:

●	Cristina Junqueira, co-founder and CEO of Brazil, will also step up as Chief Growth Officer, managing market team operations and local customer-centric growth strategies in Brazil, Mexico and Colombia.
●	Jag Duggal, Chief Product Officer, will lead the Global Products organization, supporting innovation, client-centricity, global readiness in core product development and portfolio expansion to drive Nu’s long term journey to a full services global tech company.

●	Matt Swann, Chief Technology Officer, will lead the Global Platforms organization, managing technology, engineering, and data to support hypergrowth via platformization of company systems.
●	Marco Araujo, Chief Legal Officer, is joining the management team, with oversight of legal and policy functions.
●	Guilherme Lago, Henrique Fragelli and Vitor Olivier will continue in their roles as Chief Financial Officer, Chief Risk Officer and Chief People Officer, respectively, and continue to work closely with David Vélez on company results and culture.

The Company will keep the market informed of any new developments.

Contacts:

Investors Relations

Guilherme Lago

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  August 15, 2022